Exhibit 21.1

Subsidiaries of Visa Inc.

as of September 30, 2011

Name	Country
Interlink Network, Inc.	Delaware
Visa International Service Association	Delaware
Visa U.S.A. Inc.	Delaware
Visa Worldwide Pte. Limited	Singapore